THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

101 Barclay St., 22nd Floor West, NY, NY 10286

DEPOSITARY RECEIPTS

November 13, 2003

[redacted]

03037501

SUPPL

03 NOV 19 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Irkutskenergo
Exemption No.: 82-4458

Dear Sir or Madam:

In connection with Irkutskenergo's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find Irkutskenergo Financial Report for the half of 2003 year .

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-6050 for ordinary shares program which was declared effective by the SEC on January 23, 1997.

Sincerely,

Svetlana Grutman
ADR Account Administrator
The Bank of New York
Tel.: (212) 815-2221
Fax: (212) 571-3050

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

dlw 11/19

IRKUTSK JOINT STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION

(JSC Irkutskenergo)

str. Shukhe-Bator 3, Irkutsk, Russia, 664025
Phone: 217-300, fax: (395-2) 217-899

The Bank of New York
ADR Division
101 Barclay Street, 22 West
New York, NY 10286
U.S.A.

09.10.2003 № 097/ 11749

На № ____________ от ____________

03 NOV 10 AM 7:21

Dear Sir or Madam:

We send you copies of JSC Irkutskenergo financial report and financial results for the half of 2003.

Attachments:

1. Financial report JSC Irkutskenergo for the half of 2003 (1 page);
2. Financial results of JSC Irkutskenergo for the half of 2003 (1 page).

Sincerely,

General director Vladimir V. Kolmogorov

Pavlov
217-586

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664025, Russia

FINANCIAL REPORT
for the half of 2003 (in thousands of Rubles)

Balance Sheet, for the half of 2003 year
(in thousands of Rubles)

ASSETS	January, 1 2003	June, 31 2003
Intangible Assets	11	24
Property, Plants & Equipment	32170215	31637055
Capital investments in progress	1565529	1751499
Long-Term Investments	151758	197422
Inventories	1334956	1053748
Value-added tax	378669	314276
Accounts Receivable	5429710	5558456
Short-Term Investments	351338	255665
Cash	235691	89456
TOTAL ASSETS	41617877	40857601
LIABILITIES		
Capital Stock	4766808	4766808
Additional Capital Paid-in	29542181	29544231
Reserve funds	1191702	1191702
Target Financial Flows	22974	53290
Retained Earnings	1943919	1976345
Long-Term Debt	220016	202063
Short-Term Debt	1179541	468225
Accounts Payable	2721129	2626472
Consumption funds		
Future terms incomes	29607	28465
Reserve of forthcoming expenditures and payments	0	0
TOTAL LIABILITIES	41617877	40857601

General director of JSC «Irkutskenergo» ____________ **Vladimir V. Kolmogorov**

Chief accountant of JSC «Irkutskenergo» ____________ **Gennadiy M. Tolstykh**

Российская Федерация
ОАО "Иркутскэнерго"
г. Иркутск

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»

3 Sukhe-Bator Street, Irkutsk, 664025, Russia

FINANCIAL RESULTS
for the half of 2003

(in thousands of Rubles)

INDEX	the half of 2003 in thousands of Rubles
1. Income before taxes	197588
2. Profit utilization: Profit tax	0

General director of JSC «Irkutskenergo» _____________ **Vladimir V. Kolmogorov**

Chief accountant of JSC «Irkutskenergo» _____________ **Gennadiy M. Tolstykh**

Российская Федерация
Иркутское открытое акционерное общество энергетики и электрификации
ОАО "Иркутскэнерго"
г. Иркутск